Sit Investment Associates

Mutual Funds Newsletter

Fall 2008

Lord Marlesford Addresses Global Issues at Sit Mutual Funds Shareholder Luncheon

At this year's shareholder luncheon held on October 20th, Lord Mark Marlesford, member of Britain's House of Lords and a world economic and political adviser, spoke about the political and economic issues facing Europe. Despite Russia's recent aggressive actions in Georgia, Marlesford is among those who see Russia as a weak and isolated nation that has not been treated seriously since the end of the Soviet Union, now attempting to gain some of its national pride rather than posing a global military threat. He doesn't believe Russia's actions signal a resurgence of the cold war that ended two decades ago.

Under Putin, relations with most of the former soviet states have soured. The free Baltic States escaped to NATO and the EU. Ukraine and Georgia would like to do the same, but that would be unacceptable to Russia. Those states and their supporters must await independence patiently. Russia's claim to the right to defend Russians wherever they live is potentially dangerous to Estonia and Latvia, but a cold war is broader than Russia. World instabilities depend crucially on other areas, and Marlesford believes that Russia will meddle with each of those areas.

As a global economic power, Marlesford said that Russia simply doesn't rate beyond the commodities it produces, and it has been astonishingly unsuccessful economically. In the future it is estimated that the U.S., the EU and China will each account for no less than a fifth of global GDP and Russia will account for no more than 3 percent. There are some worries – claims to the seabed under the Artic, the control of the Caspian and central Asian energy reserves for Georgia, Kazakhstan and Turkmenistan — and Russia will continue to use its veto in a negative way in the United Nations.

Marlesford thinks the greater threat to global political stability is the Middle East and stated that a resolution to the Iraq war — leaving behind some prospect of stability and prosperity and perhaps some elements of democracy — is an important step towards stability. If a continuing Western (especially American) presence in Iraq is part of the deal, he fears it will

Continued on page twelve.

Sit Global Dividend Growth Fund is Latest Mutual Fund Offering

Sit Mutual Funds launched its newest product, the Sit Global Dividend Growth Fund, on September 30th this year.

Merging three of Sit Mutual Funds' proven strategies — growth investing, global investing, and investing in dividend-paying stocks — Sit Mutual Funds has created an investment product that will offer investors exposure to international equity markets, but with less volatility.



The Sit Global Dividend Growth Fund's objective is to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. The Fund also seeks long-term capital appreciation as a secondary objective. Stocks that pay dividends tend to be less volatile and may not experience the same capital appreciation as stocks that do not pay dividends.

Under normal market conditions, the Fund will invest at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies — diversifying its investments among a number of different countries throughout the world (but not fewer than three countries). Under normal market conditions, the Fund will invest at least 40% of its net assets in companies outside the U.S. The 20% of the Funds' assets that are not invested in dividend-paying stocks may be invested in preferred stocks, convertible bonds, and U.S. Treasury securities.

The Fund has the same fundamental strategies as other Sit growth portfolios, seeking:

- **Growing earnings**
- **Stable-to-improving margins**
- **Global opportunities**
- **A sustainable competitive advantage**
- **Experienced management**

The Fund's managers target companies that exhibit characteristics that would encourage dividends and dividend growth. These companies have a high current dividend yield or a potential for significant dividend increases over time. Emphasis is placed on balance sheet strength, including low debt and strong cash flow. Management also looks for consistency of earnings and cash flow generation. Included in these company characteristics, management also seeks companies producing products and services that are unique, with growing product demand and a dominant and growing market share.

The Sit Global Dividend Growth Fund may be an attractive investment option for individuals who want more diversification in their portfolios.

For information about this and other Sit Mutual Funds, contact an Investor Services Representative at 1-800-332-5580.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



What began as a subprime-lending debacle in the U.S. in September 2007 has mushroomed into a global financial crisis and a global economic slowdown of widening magnitude, particularly in Europe. We have concerns that several major economies are heading into recession that may continue for more than twelve months.

As a result, we have reduced our 2008 GDP growth assumptions for several countries and expect global growth around +1.8%, down from +2.0% previously estimated. We anticipate global growth of only +0.8% in 2009. Despite commodity prices that appear to have peaked, we believe that the U.S. will hit recessionary lows in early 2009 due to the deteriorating financial situation and consumer weakness. We are estimating U.S. GDP growth for 2008 at +1.4% and -0.4% for 2009.

The U.S. government's policy responses over the past 14 months, particularly the Federal Reserve, have been unprecedented. The federal funds rate has been cut by 325 basis points to promote credit. The Fed has created and expanded lending facilities to provide liquidity and has led the way to coordinated central bank actions. The Economic Stimulus Act of 2008 provided fiscal stimulus in the way of tax rebates and bonus depreciation. Additionally, the government has provided support for the housing sector, financial markets and institutions (e.g., Housing and Economic Recovery Act of 2008; Fed intervention on Bear Stearns and AIG; $700 billion TARP).

The U.S. economy has slowed significantly to the point of recession, but policies are in place for an economic turnaround. This contrasts with the rest of the world, which has just recently entered the slowdown phase and where central banks are only now beginning to implement policies to address their slowing economies and the related financial strains. In particular, European central banks and government agencies have been swift in implementing various measures to limit the downside from the financial crisis; however, we believe the European economy will enter recessionary levels over the next six months. On the other hand, Asian companies have been more sheltered from the financial crisis, but may feel the impact as demand from the U.S. and Europe declines. We see moderate deceleration in Japan and somewhat resilient growth in emerging markets.

On the positive side, the global slowdown has helped push crude oil and other commodity prices lower, which will ease inflationary pressures around the globe.

Equity Markets

While the U.S. is experiencing declining growth, we believe this market will be the first to recover. As a result, we believe the U.S. economy and capital markets are attractive to investors relative to the rest of the world and we look to increase exposure. Given the economic slowdown and the fact that Europe is teetering on recession, we are much more cautious than last quarter. The Japanese market is less exposed to the global financial crisis, but due to the lack of domestic demand growth, we are maintaining a cautious view. In Asia ex-Japan, we still contend that growth is more robust relative to the rest of the world and are, therefore, maintaining an active weight. Emerging market economies are thus far proving to be more resilient, as growth in these regions is still well above that of developed markets. Even so, we are cautiously watching those investments, as emerging markets have yet to feel the pinch from a slowdown elsewhere around the globe.

In the near term, we continue to expect an elongated global economic recovery with the U.S. improving before the rest of the world. However, we remain sanguine on equities, particularly stocks exposed to the U.S. economy and its policies. We continue to emphasize the traditional growth sectors of health care and technology. In addition, we continue to look for opportunities created by the unprecedented levels of market volatility.

Fixed Income

Higher municipal yields and widening credit spreads, along with a general lack of liquidity, resulted in the weakest monthly returns of the year for municipals in September. Longer maturities and lower-rated municipals experienced the greatest price depreciation in this environment. Supply pressures from unwinding interest rate swaps, deleveraging, mutual fund redemptions and asset allocation shifts, exacerbated by the exit of several institutional capital markets participants and traditionally little participation from global market players, culminated in an unprecedented liquidity crisis for municipals by quarter end. The deteriorating market conditions resulted in municipal relative-yield comparisons to U.S. Treasuries quickly reaching extreme levels and credit spreads achieving historically wide levels.

We believe that municipals offer a very compelling risk/reward profile with relative yield valuations in extreme territory and credit spreads at historically wide levels. Municipals continue to demonstrate relative credit quality stability in the current market environment, and we believe they should withstand a recession once the liquidity crisis passes. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer-term credit outlooks while employing diversification as a key tenet to managing risk.

Roger Sit is President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Third Quarter 2008

Equity Funds

Equity prices declined during the third quarter, as intensifying concerns in the credit markets led to global recession fears. While there is little question that the economic growth outlook will remain challenged, perhaps well into 2009, we believe stock prices are beginning to reflect fully their diminished earnings expectations.

The financial crisis, which began with housing and subprime lending, has rapidly snowballed into a global event with widespread ramifications. The failure of large financial institutions has understandably shaken investor confidence in our financial system. But it is important to note that these crises, although varying in magnitude, have occurred before, and a concerted effort by both the public and private sectors has allowed the system to right itself. This is occurring now on a global basis, although it will take time for the impact of government action to take hold and be reflected in credit and equity markets. Although we expect markets to remain volatile, given stiff economic headwinds, we believe the stock sell-off has been overdone. Valuations for many premier companies have been driven down to highly attractive levels. In addition, while the earnings outlook is uncertain, corporate balance sheets are generally very strong and most companies are well-positioned to endure the economic slowdown. Finally, with oil prices and many other commodity prices falling 50% or more in recent months, inflation concerns are receding rapidly. This will support low interest rates and result in lower costs for both consumers and companies.

Our investment strategy within the Sit Equity Funds has remained relatively unchanged in recent quarters. The Funds are well-diversified among sectors, with a focus on high quality companies that can deliver earnings growth in a difficult economic backdrop, which could continue for several quarters. While we continue to believe strongly in the long-term outlook for energy and global infrastructure development, we have modestly reduced weightings in these sectors due to their vulnerability to lower economic activity. Conversely, the weights in less economically sensitive sectors, such as health care and consumer non-durables, have risen in recent months. In terms of individual stocks, we believe a focus on strong balance sheets, cash flow and the quality of management teams is more important now than ever. Companies that can grow through economic adversity gain market share and acquire weaker competitors will thrive, particularly once the economy improves.

As expected, the aftermath effects from the U.S. financial crisis have spilled over to the rest of the world. We have, however, been surprised at the magnitude and now expect several major economies to slip into recession. The Sit International Growth and Developing Markets Growth Funds slightly outperformed their respective benchmarks, a result of holdings in the consumer staples and health care sectors. However, material-related and industrial stocks offset the strong performance.

As stated last quarter, 2008 has been a retrenchment year for global equity markets. Last quarter we were fearful that the negative declines in global equity markets were not yet behind us and this turned out to be true, and most sectors were impacted. Our strategies continue to focus on high-quality, defensive unit growth companies with strong free cash flow, healthy balance sheets, low debt levels, and attractive valuations. Earnings revisions will continue to be negative for most sectors throughout 2008 and into early 2009, but should begin to turn positive in late 2009. Although we recognize that emerging market growth is slowing, we contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and commodity-related sectors as their growth is still much stronger relative to the developed regions around the globe. Given the global financial crisis and consumer slowdown, we remain cautious on consumer durables, retailing, real estate, credit and other financial-related industries. As a result, we are limiting financial institution and currency-exposed stocks. However, when economic woes subside and stocks bottom, we look to increase this exposure. In addition, as capital spending has slowed and commodity prices have plunged, we are reducing capital goods and energy sectors. Overall, our global investment strategy over the next twelve to eighteen months recognizes that performance will be driven by several key factors: currency, globalization, emerging market growth, demographic changes, environmental awareness, reform measures, financial crisis fallout, earnings revisions, and valuation. Our regional/country outlook remains virtually unchanged from last quarter as we see a major slowdown in Europe, moderate deceleration in Japan, and somewhat resilient emerging markets growth.

Fixed Income

Events of the third quarter, including unprecedented steps taken by the U.S. government to shore up financial markets, led to a drop in U.S. Treasury yields as investors fled all but the safest of assets.

The Sit U.S. Government Securities Fund underperformed the Lehman Intermediate Government Index during the quarter, attributable to an underweight in Treasuries, which resulted in less price appreciation relative to the benchmark. The Fund's positions in mortgage pass-through securities benefited from the flight-to-quality, but their income advantage was insufficient to make up for the strong price performance of Treasuries.

Municipals were not immune to the seize-up in credit markets as yields moved higher for all maturities. The Bond Buyer 40-Bond Index yield rose 0.80% during the period to 5.97%, a level not seen since June 2000, with 80% of the increase occurring in late September. Municipal relative yield comparisons to Treasuries exceeded 120% for long maturities and the incremental yields available on lower rated credits widened further relative to AAA-rated yields. Duration was the main determinant of performance as shorter duration bonds outperformed longer duration bonds. Despite municipals posting their worst monthly returns in 20 years, they continue to demonstrate relative credit quality stability, which we believe will be maintained throughout the period of economic weakness.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/08: $38.43 Per Share
6/30/08: $43.41 Per Share

Total Net Assets
$288.7 Million

Weighted Avg. Mkt. Cap
$68.7 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-11.47%	-12.33%	-9.35%
6 Month**	-9.70	-11.23	-11.06
1 Year	-16.70	-20.88	-22.10
5 Year	7.18	3.74	5.49
10 Year	1.44	0.59	3.49
Inception***	10.08	10.61	11.94
Cumulative Total Returns (%)*			
1 Year	-16.70%	-20.88%	-22.10%
5 Years	41.41	20.14	30.66
10 Year	15.35	6.07	40.91
Inception***	1125.33	1288.85	1797.12

**As of 9/30/08*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector (% of Total Net Assets)


Health Technology
12.0
Finance
11.1
Electronic Technology
10.8
Consumer Non-Durables
9.0
Energy Minerals
8.1
Technology Services
7.6
Producer Manufacturing
7.2
Sectors Less than 5%
24.9
Cash and Other Net Assets
9.3

Top Five Stock Holdings

1. Monsanto Co.
2. Southwestern Energy Co.
3. Pepsico, Inc.
4. Genentech, Inc.
5. Cisco Systems, Inc.

Total Number of Holdings: 92

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
9/30/08: $12.06 Per Share
6/30/08: $14.83 Per Share

Total Net Assets
$168.2 Million

Weighted Avg. Mkt. Cap
$11.6 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-18.68%	-17.75%	-12.91%
6 Month**	-14.35	-13.93	-10.58
1 Year	-26.91	-24.65	-22.36
5 Year	7.81	6.53	8.62
10 Year	4.30	5.51	8.34
Inception	12.17	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-26.91%	-24.65%	-22.36%
5 Year	45.67	37.22	51.22
10 Year	52.28	70.91	122.82
Inception	1904.06	N/A	N/A

**As of 9/30/08*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector (% of Total Net Assets)


Health Technology
16.7
Producer Manufacturing
9.9
Finance
9.7
Electronic Technology
8.5
Energy Minerals
8.3
Technology Services
7.7
Industrial Services
6.9
Process Industries
6.5
Sectors Less than 6%
24.9
Cash and Other Net Assets
0.9

Top Five Stock Holdings

1. Celgene Corp.
2. Southwestern Energy Co.
3. Activision Blizzard, Inc.
4. TCF Financial Corp.
5. Airgas, Inc.

Total Number of Holdings: 86

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/08: $31.85 Per Share
6/30/08: $37.44 Per Share

Total Net Assets
$78.3 Million

Weighted Avg. Mkt. Cap
$3.0 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-14.93%	-6.99%	-1.11%
6 Month**	-8.24	-2.83	-0.54
1 Year	-25.74	-17.07	-14.48
5 Year	6.96	6.64	8.15
10 Year	8.80	4.67	7.81
Inception	10.78	6.05	8.97
Cumulative Total Returns (%)*			
1 Year	-25.74%	-17.07%	-14.48%
5 Year	40.00	37.88	47.94
10 Year	132.41	57.90	112.03
Inception	330.81	131.12	240.29

*As of 9/30/08
**Not Annualized

Portfolio Structure by Sector (% of Total Net Assets)



Health Technology 19.5
Electronic Technology 10.9
Producer Manufacturing 9.3
Finance 9.2
Technology Services 9.2
Industrial Services 7.2
Energy Minerals 6.9
Health Services 6.4
Sectors Less than 5% 17.2
Cash and Other Net Assets 4.2

Top Five Stock Holdings

1. NuVasive, Inc.
2. ANSYS, Inc.
3. Arena Resources, Inc.
4. TCF Financial Corp.
5. SBA Communications Corp.

Total Number of Holdings: 99

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
9/30/08:	$12.10	$12.06
6/30/08:	$13.11	$13.08
Total Net Assets (Million)	$37.7	$6.9
Weighted Avg. Mkt Cap	$62.7 Billion	

Total Returns (%)

Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-7.24%	-7.54%	-12.80%	5.81%	N/A	7.51%
S&P 500 Index	-8.37	-10.87	-21.98	0.22	N/A	2.93
Class S	-7.39	-7.79	-13.14	N/A	N/A	3.39
S&P 500 Index	-8.37	-10.87	-21.98	N/A	N/A	-2.19
Cumulative Total Returns (%)*						
Class I	-7.24%	-7.54%	-12.80%	18.45%	N/A	41.06%
S&P 500 Index	-8.37	-10.87	-21.98	0.65	N/A	14.69
Class S	-7.39	-7.79	-13.14	N/A	N/A	8.70
S&P 500 Index	-8.37	-10.87	-21.98	N/A	N/A	-5.39

*As of 9/30/08
**Not Annualized
***Class I inception 12/31/03; Class S inception 3/31/06.

Portfolio Structure by Sector (% of Total Net Assets)



Finance 18.8
Consumer Non-Durables 11.5
Health Technology 10.9
Producer Manufacturing 10.9
Energy Minerals 10.4
Electronic Technology 7.1
Sectors Less than 5% 29.2
Cash and Other Net Assets 1.2

Top Five Stock Holdings

1. Procter & Gamble Co.
2. Johnson & Johnson, Inc.
3. Occidental Petroleum Corp.
4. Verizon Communications, Inc.
5. Microsoft Corp.

Total Number of Holdings: 96

Sit International Growth Fund
(SNGRX)
Inception 11/1/91

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
9/30/08: $13.94 Per Share
6/30/08: $17.80 Per Share

Total Net Assets
$29.3 Million

Weighted Avg. Mkt. Cap
$42.2 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	-21.69%	-21.92%	-20.56%
6 Month**	-20.11	-21.90	-22.35
1 Year	-27.99	-28.48	-30.50
5 Year	7.87	9.23	9.69
10 Year	0.22	2.97	5.02
Inception	4.09	3.61	5.44
Cumulative Total Returns (%)*			
1 Year	-27.99%	-28.48%	-30.50%
5 Year	46.03	55.46	58.80
10 Year	2.19	34.06	63.22
Inception	97.13	82.15	145.10

**As of 9/30/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 16.0
Consumer Non-Durables 11.0
Health Technology 8.6
Non-Energy Minerals 7.6
Producer Manufacturing 7.0
Sectors Less than 7% 48.3
Cash and Other Net Assets 1.5

Portfolio Structure by Region


Europe 57.5 67.2
Asia 32.8 32.8
Other 8.2 0.0
Cash & Other Net Assets 1.5 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Vestas Wind Systems A/S
4. Schlumberger, Ltd.
5. Nestle, S.A.

Total Number of Holdings: 94

Sit Developing Markets Growth Fund
(SDMGX)
Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
9/30/08: $18.90 Per Share
6/30/08: $25.97 Per Share

Total Net Assets
$15.5 Million

Weighted Avg. Mkt. Cap
$32.0 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	-27.22%	-27.61%	-28.87%
6 Month**	-25.38	-28.76	-30.38
1 Year	-32.77	-34.69	-37.63
5 Year	16.54	15.82	13.73
10 Year	10.77	11.93	10.95
Inception	4.79	3.54	N/A
Cumulative Total Returns (%)*			
1 Year	-32.77%	-34.69%	-37.63%
5 Years	115.01	108.38	90.31
10 Year	178.07	208.75	182.73
Inception	94.96	64.22	N/A

**As of 9/30/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Energy Minerals 14.3
Finance 11.9
Non-Energy Minerals 11.8
Communications 11.2
Electronic Technology 10.0
Consumer Services 7.3
Sectors Less than 7% 32.1
Cash and Other Net Assets 1.4

Portfolio Structure by Region


Asia 51.5 51.0
Latin America 23.7 23.7
Europe 16.3 13.7
Africa/Middle East 7.1 11.6
Cash and Other Net Assets 1.4 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. America Movil, A.D.R.
3. Samsung Electronics
4. Gazprom, A.D.R.
5. Cia Vale Do Rio Doce, A.D.R.

Total Number of Holdings: 86

Sit Balanced Fund
(SIBAX)
Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
9/30/08: $14.83 Per Share
6/30/08: $16.32 Per Share

Total Net Assets
$11.5 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-8.39%	-8.37%	-0.49%
6 Month**	-8.64	-10.87	-1.50
1 Year	-13.82	-21.98	3.65
5 Year	5.29	5.17	3.78
10 Year	2.91	3.06	5.20
Inception	6.40	8.37	5.96
Cumulative Total Returns (%)*			
1 Year	-13.82%	-21.98%	3.65%
5 Year	29.43	28.65	20.40
10 Year	33.28	35.19	65.95
Inception	149.93	227.56	134.96

*As of 9/30/08
**Not Annualized

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 2.0%
Bonds 37.3%
Equities 60.7%

Top Five Stock Holdings

1. Genentech, Inc.
2. Pepsico, Inc.
3. Monsanto Co.
4. Cisco Systems, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 181

2008 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 19th (to shareholders of record on December 18th). This year's distribution estimates are provided in the box below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions. No capital gain distributions are expected for the Fixed-Income Funds.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Small Cap Growth and Mid Cap Growth Funds because they did not have any realized net capital gains or income.

2008 Year-End Distribution Estimates

Sit Mutual Fund	Amount Per Share	Type of Distribution
Mid Cap Growth	$0.00	
Small Cap Growth	$0.00	
Balanced	$0.09 - $0.13	Income
Dividend Growth	$0.04 - $0.08	Income
Dividend Growth	$0.30 - $0.50	Long-term Capital Gain
Large Cap Growth	$0.15 - $0.30	Income
International Growth	$0.10 - $0.20	Income
Developing Markets Growth	$0.70 - $0.90	Long-term Capital Gain
Global Dividend Growth	$0.04 - $0.10	Income
U.S. Government Securities	$0.00	
Tax-Free Income	$0.00	
Minnesota Tax-Free Income	$0.00	

SIT MUTUAL FUND PRICES

Sit Mutual Funds offers its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) in three ways:

Website: www.sitfunds.com
Access to the Sit Mutual Funds website is available 24 hours a day.

Telephone: 800-332-5580
Automated: Fund prices are available on our automated phone line 24 hours a day.

Live:
Sit Mutual Funds Investor Services Representatives can provide current prices Monday through Friday from 7:30 a.m. to 5:30 p.m. CST.

Sit U.S. Government Securities Fund
(SNGVX)
Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
9/30/08: $10.75 Per Share
6/30/08: $10.78 Per Share

Total Net Assets: $351.5 Million
30-Day SEC Yield: 5.05%
12-Month Distribution Rate: 4.65%
Average Maturity: 22.0 Years
Effective Duration: 2.3 Years(1)

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	0.99%	1.79%	0.30%
6 Month**	0.81	-0.08	N/A
1 Year	6.54	7.52	4.37
5 Year	4.24	4.00	3.38
10 Year	4.75	5.13	4.37
Inception	6.58	6.80	6.21
Cumulative Total Returns (%)*			
1 Year	6.54%	7.52%	4.37%
5 Year	23.07	21.68	18.11
10 Year	59.07	64.97	53.31
Inception	289.55	307.45	261.89

*As of 9/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Collateralized Mortgage Obligations
28.1
FNMA Pass-Through
27.3
FHLMC Pass-Through
16.8
GNMA Pass-Through
16.1
Sectors less than 5%
3.6
Cash & Other Net Assets
8.1

Estimated Average Life Profile


8.1%
82.9%
7.3%
1.1%
0.6%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund
(SNTIX)
Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/08: $8.65 Per Share
6/30/08: $9.14 Per Share

Total Net Assets: $229.7 Million
30-Day SEC Yield: 5.13%
Tax Equivalent Yield: 7.89%(1)
12-Month Distribution Rate: 4.28%
Average Maturity: 14.4 Years
Duration to Est. Avg. Life: 4.9 Years(2)
Implied Duration: 5.6 Years(2)

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-4.32%	0.66%	-4.52%
6 Month**	-3.51	-0.15	N/A
1 Year	-5.25	3.72	-4.82
5 Year	1.43	2.81	2.08
10 Year	2.49	4.25	3.33
Inception	5.12	5.64	5.65
Cumulative Total Returns (%)*			
1 Year	-5.25%	3.72%	-4.82%
5 Year	7.34	14.84	10.86
10 Year	27.86	51.62	38.79
Inception	171.81	199.84	200.18

*As of 9/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Hospital/Health Care
19.1
Other Revenue
17.6
Multifamily Mortgage Revenue
16.8
Insured
10.4
Education/Student Loan
9.8
Single Family Mortgage
6.5
Sectors less than 5%
13.8
Cash & Other Net Assets
6.0

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	2.9
BBB	6.0
BB	17.2
<BB	5.9
Total	32.0%


Other Assets & Liabilities 6.0%
AAA 13.5%
AA 7.6%
A 12.9%
BBB 23.4%
Less Than BBB 4.6%
Not Rated 32.0%

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/08: $9.28 Per Share
6/30/08: $9.75 Per Share

Total Net Assets: $281.0 Million
30-Day SEC Yield: 5.02%
Tax Equivalent Yield: 8.38%[1]
12-Month Distribution Rate: 4.31%
Average Maturity: 14.6 Years
Duration to Est. Avg. Life: 4.8 Years[2]
Implied Duration: 6.1 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-3.74%	0.66%	-3.34%
6 Month**	-2.82	-0.15	N/A
1 Year	-3.38	3.72	-2.40
5 Year	2.41	2.81	2.32
10 Year	3.26	4.25	3.47
Inception	4.42	4.69	4.23
Cumulative Total Returns (%)*			
1 Year	-3.38%	3.72%	-2.40%
5 Year	12.67	14.84	12.14
10 Year	37.80	51.62	40.71
Inception	90.07	97.33	84.90

*As of 9/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
23.5
Multifamily Mortgage Revenue
19.3
Education/ Student Loan
12.0
Single Family Mortgage
10.8
Other Revenue
9.1
Insured
5.2
Sectors less than 5.0%
16.8
Cash & Other Net Assets
3.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.5
A	7.2
BBB	18.0
BB	10.2
<BB	0.4
Total	36.3%



Other Assets & Liabilities 3.3%
AAA 11.8%
AA 12.6%
A 16.8%
BBB 16.2%
Less Than BBB 3.0%
Not Rated 36.3%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
9/30/08: $1.00 Per Share
6/30/08: $1.00 Per Share

Total Net Assets: $65.2 Million
7-Day Simple Yield: 1.78%[1]
7-Day Effective Yield: 1.80%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Average Annual Total Returns (%)*			
3 Month**	0.49%	0.39%	0.53%
6 Month**	1.05	0.80	N/A
1 Year	3.05	2.22	3.12
5 Year	3.01	3.14	2.95
10 Year	3.24	3.37	3.22
Inception	3.78	3.95	3.74
Cumulative Total Returns (%)*			
1 Year	3.05%	2.22%	3.12%
5 Year	15.96	16.72	15.65
10 Year	37.58	39.31	37.27
Inception	74.07	78.29	73.08

*As of 9/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



U.S. Govt. Securities
34.4
Consumer Non-Durables
16.4
Energy
8.4
Consumer Loan Finance
8.0
Captive Equipment Finance
5.0
Sectors less than 5.0%
27.5
Cash & Other Net Assets
0.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1]The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Credit Pressures Impact Fixed-Income Markets

The seize-up in credit markets has affected different fixed-income securities with varying degrees of severity. Some securities, such as municipals, saw their yields soar while the trading in commercial paper ground to a halt and required government assistance to function. U.S. Treasuries on the other hand, saw the opposite effect, with prices increasing significantly and yields dropping to extreme lows in a flight to quality.

Municipal bonds struggled in September and October, but not due to credit defaults. Instead, a severe supply and demand imbalance within the municipal marketplace has been the cause of sharp price declines in municipal issues in recent months. The resulting yields on municipals now tower over Treasury yields with similar maturities. For example, the Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund had 30-Day SEC yields of over 5% at the end of September, while Treasury yields were approximately 2.75% (5-year) and 3.95% (10-year).

The market for commercial paper, short-term debt issued by companies to finance operating activities, saw a decrease in liquidity as troubles at firms such as Lehman and AIG reverberated throughout the market. Without this source of short-term financing, companies faced problems including failure to meet payroll or pay vendors on time. Money market funds that invest in commercial paper were also affected by the illiquidity in this market, requiring the government to step in to help restore confidence. The Treasury offered assistance by way of a temporary insurance program and by becoming a potential buyer within the market. In October, Sit Money Market Fund joined many other firms in signing up for the insurance program as a temporary safeguard.

Investor preference for secure, short-maturity instruments intensified as negative news regarding the economy, banks and other financial firms persisted. Treasuries gained the most from this flight to quality followed by mortgage-backed securities, which benefited when the government placed Freddie Mac and Fannie Mae under conservatorship. Following this trend, Sit U.S. Government Securities Fund, composed mainly of mortgage-related securities, posted a return of +0.99% for the third quarter and +3.89% year-to-date through September 30, 2008.

While the government seeks to restore confidence in financial markets, high volatility will probably continue in the near term. As stability within credit markets gradually returns, more investors will start branching out from the most secure investments into alternatives with more risk and higher potential returns.

2009 INVESTMENT SEMINARS

You and your guests are invited to attend any of the three seminars we're offering next year. All seminars will be held at each of the following locations and scheduled dates. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

7:30 - 8:30 a.m. — Edina Country Club
5100 Wooddale Avenue
Edina, Minnesota

12:00 - 1:00 p.m. — Sit Mutual Funds Offices
3300 IDS Center, 80 South Eighth Street
Minneapolis, Minnesota

February 3, 2009 — **TAKING THE EMOTION OUT OF INVESTING**
Learn about the growing field of behavioral finance and how to gain control over your investments in a volatile market.

March 10, 2009 — **BECOMING FINANCIALLY FIT AT ANY AGE**
Financial illiteracy in America is high and even the Treasury Department now airs radio and television ads to educate people. Attend this seminar to understand the basics of investments, credit, taxes and insurance so you can strengthen your net worth.

April 28, 2009 — **RETIREMENT INCOME STRATEGIES**
Market volatility can wreak havoc on your plans for income. Attend this seminar to learn strategies on drawing down your nest egg to navigate the unexpected bumps in the road during retirement.

Contact Denise Johnson to reserve your place.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Bailout Bill Has Something for Everyone *by Steve Benjamin, CEBS, CRPC*

On October 3, 2008, President Bush signed the Emergency Economic Stabilization Act (EESA), better known as the "bailout bill." The bill makes almost 300 changes to the Internal Revenue Code and includes $150 billion in tax incentives for individuals and businesses. The following is a summary of some of the major provisions.

TARP

EESA authorizes the Treasury Secretary to spend up to $700 billion to establish the Troubled Asset Relief Program (TARP) to purchase "troubled assets" from financial institutions. Generally, these assets include residential mortgages, commercial mortgages and any securities, obligations, or other instruments that are based on or related to such mortgages that originated on or before March 14, 2008. The government may acquire the troubled assets either by a direct purchase or through an auction.

TARP requires the Treasury Department to protect the interests of taxpayers by maximizing returns, minimizing the impact on the national debt and providing stability to the financial markets. And once the assets come under government control, federal officials must "implement a plan that seeks to maximize assistance for homeowners" and use their authority to minimize foreclosures.

AMT

The Alternative Minimum Tax (AMT) is a parallel system to the regular tax system and uses a different set of rules to determine taxable income and allowable deductions. EESA increases the AMT exemption amount for the 2008 tax year to $69,950 for joint filers and $46,200 for single filers. This AMT "patch" postpones the true AMT reform that many Americans would like to see. Nevertheless, IRS Commissioner Doug Shulman said, "Timely passage of the AMT [patch] is a great outcome for the nation's taxpayers. This gives the Internal Revenue Service enough time to prepare for the upcoming tax season."

Disaster Relief

For certain individuals residing in the Midwest, EESA doubles the maximum amount that may be borrowed from a 401(k) or 403(b) plan. Generally, those living in a Midwestern federally designated disaster area who sustained a loss from a tornado or flood last summer can borrow the lesser of 100% of their vested account value or $100,000 if the loan is taken by 2010. In addition, EESA waives the 10% penalty tax for disaster-related retirement plan distributions.

Commuter Benefits

For years, many employers have offered transportation benefits such as parking reimbursement plans and transit passes. Beginning in 2009, EESA authorizes employers to reimburse employees up to $20 per month when an employee "regularly uses" a bicycle to commute to work. Qualified reimbursements may include the purchase, repair, improvement or storage of a bicycle. The provision is expected to cost the government $10 million over 10 years.

Mental Health Coverage

EESA contains mental health parity provisions which prohibit certain employer health plans from imposing more restrictive treatment limits and financial requirements for mental health benefits than for basic medical benefits. It also makes permanent an earlier law that says certain plans cannot provide a lower annual or lifetime dollar maximum on mental health benefits compared to regular medical benefits.

Miscellaneous

EESA increases FDIC insurance from $100,000 to $250,000 per depositor. This increase is temporary and, unless extended, expires on December 31, 2009.

EESA extends a provision that allows taxpayers who itemize their deductions the option of deducting their state and local sales taxes, instead of state and local income taxes. This has been a popular provision, especially in states where there is no state income tax.

EESA extends the deduction for higher education tuition and expenses. The maximum deduction that can be taken is $4,000 per year. This deduction phases out as one's income increases.

IRA Charitable Distributions

The Pension Protection Act of 2006 allowed some individuals to make tax-free distributions from an IRA to certain charities. The benefit expired on December 31, 2007, but EESA retroactively extends this provision through the end of 2009. The distribution counts toward a taxpayer's Required Minimum Distribution (RMD) for the year and is neither includable in gross income nor tax-deductible. Before making a charitable distribution from your IRA, be sure to review the checklist below.

IRA Charitable Distribution Checklist

[ ] You must be 70½ years or older when the distribution is made.

[ ] The distribution must be made directly from your IRA to the charity.

[ ] The maximum distribution that can be made is $100,000 in 2008 and $100,000 in 2009.

[ ] The distribution cannot be made to a donor advised fund, private foundation or charitable trust.

[ ] You cannot receive any benefit of value that would otherwise reduce the charitable contribution.

[ ] You must receive written acknowledgement of the gift from the charity.

[ ] If you've already taken your RMD, you cannot redeposit your RMD into your IRA and then request a charitable distribution.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Lord Marlesford (Continued from page one.)

continue to fan the flames of Islamic extremism across the world. History teaches clearly that Afghanistan is a country where foreign powers win battles but not wars. Marlesford believes the West has no choice but to mount a major military surge coupled with a great deal more aid to Afghanistan. This tactic might pave the way for a subsequent deal with the Taliban without them reoccupying the entire country. Europe fears a nuclear-armed Pakistan, which conceivably could go Taliban.

Marlesford, who had just returned from two weeks in Iran, believes the greatest dangers are in that country. Iran dislikes the West, if only because it lost over one million lives in the Ten Year War launched by Iraq in 1980 and in which we supported Saddam Hussein. It was one of the gravest mistakes of Western foreign policy. In addition, the power in Iran is both diffuse and opaque. Although it is agreed that Iran shouldn't acquire nuclear weapons, and there are many obstacles – both political and technological – against it doing so, Marlesford does not believe that this possibility would justify military reaction against Iran. Also to be considered is a preemptive attack by Israel, which would be seen and known to be a surrogate of the U.S. as it was in the unsuccessful 2006 Hezbollah War. Marlesford asserted that an attack on Iran would be catastrophic – most of all for the economy of the West.

In his final reflection, Marlesford asserted that it is almost always political systems and rulers, not nations, that are evil. That is why Reagan was right to denounce the Soviet system as an evil empire and why George W. Bush was wrong to describe Iran, Iraq and North Korea as an axis of evil. Marlesford said, "If the prime purpose of diplomacy is to avoid war, then its cardinal rule should be, do not confuse nations and their peoples with the government or regime with which you disapprove. The more you dislike a tyrannical regime the more friendly you should seek to be with the people it oppresses."

Required Minimum Distribution Deadline

December 31st is right around the corner and if you're 70½ or older, you'll need to take your Required Minimum Distribution (RMD) from your IRA. If you forget to take your RMD, you'll owe Uncle Sam a 50% penalty tax, in addition to regular taxes! If you have questions or would like us to process your RMD automatically each year, please call us at 800-332-5580.

Social Security to Raise Benefits

Social Security benefits will rise 5.8% in 2009, the largest increase in 25 years. For retired workers, the average monthly benefit will rise from $1,090 to $1,153, an increase of $63. The increase is a hefty bump from last year's increase of just 2.3%.